March 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Attention:	Jennifer Gowetski, Senior Counsel Kevin Woody, Accounting Branch Chief Erin Martin, Attorney-Advisor Howard Efron, Staff Accountant

Re:	China Lodging Group, Limited Registration Statement on Form F-1
Dear Ms. Gowetski:
     On behalf of our client, China Lodging Group, Limited, a corporation organized under the laws of the Cayman Islands (the “Company”), enclosed herewith please find 10 copies of (i) Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”) marked to show changes to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on March 12, 2010, (ii) Amendment No. 2 marked to show changes to the Registration Statement on Form F-1 filed with the Commission on March 5, 2010, and (iii) an issuer free writing prospectus publicly filed on March 15, 2010. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

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     Set forth below are the Company’s responses to the comments contained in the letter dated March 12, 2010 from the Staff. The Company has responded to all of the Staff’s comments by revising the Registration Statement to comply with the comments. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears. The Company respectfully advises the Staff that responses to the Staff’s comments have been addressed in Amendment No. 1 to the Registration Statement on Form F-1 filed on March 12, 2010. The Amendment No. 2 is being filed to revise the artwork in response to the Staff’s comment.
     Per a request from Ms. Erin Martin in an e-mail message to my colleague Li He dated March 12, 2010, the Company would also like to confirm with the Staff the following: On March 10, 2010, the Asian Wall Street Journal published an advertisement regarding the IPO of Company. Nasdaq and the Company were in the process of preparing the advertisement with a view to publishing it after the Company’s IPO. Nasdaq confirms that it did not notify the Company, its management or employees of an intention to publish the advertisement on March 10, 2010 prior to its actual publication in the Asian Wall Street Journal. Nasdaq confirms that it inadvertently published the advertisement, although neither the Company nor any of its management or employees authorized the release on or before March 10, 2010 of the advertisement that appeared in the Asian Wall Street Journal on that date.
General
1.	We note your disclosure on page ii that you commissioned the October 2009 Inntie Report. We further note your response in your letter dated December 8, 2009 that the report was commissioned for a fee that was more than nominal. Please revise your disclosure to include this information and file a consent from Shanghai Inntie Hotel Management Consultant Co. Ltd.

In response to the Staff’s comment, the Company has revised the Registration Statement on page ii to disclose that the report was commissioned for a fee that was more than nominal. Furthermore, the Company respectfully advises the Staff that it has previously filed as Exhibit 23.5 to the Registration Statement a consent from Shanghai Inntie Hotel Management Consultant Co., Ltd. (“Shanghai Inntie”) regarding research data and information prepared by Shanghai Inntie. Please see Annex A for the revised page in the Amendment No. 2 marked against the Registration Statement on Form F-1 publicly filed with the Commission on March 5, 2010.
Proposed Artwork
2.	We note your statement “No. 2 Revenue.” To put this statement in perspective, please also briefly describe your net income (loss) and earnings (loss) per share. In

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this regard, we note you had net losses attributable to your company in 2007 and 2008. In addition, please include similar disclosure in the first paragraph of the summary and briefly describe how you calculate net revenue.

In response to the Staff’s comment, the Company has revised the artwork to take out the reference to the statement “No. 2 Revenue” and the related footnote. The Company has also revised the Registration Statement on pages 1, 44 and 78 to take out the similar disclosure. Please see Annex B for the revised pages in the Amendment No. 2 marked against the Registration Statement on Form F-1 publicly filed with the Commission on March 5, 2010.
Exhibit Index, page 11-8
3.	Please file final, executed legality and tax opinions.

In response to the Staff’s comment, the Company has filed on March 12, 2010 the final, executed legality and tax opinions from Conyers Dill & Pearman, the Company’s Cayman Islands counsel, as Exhibit 5.1 and Exhibit 8.1 to the Registration Statement, respectively.
*     *     *     *

     If it would facilitate the Staff’s review of the Registration Statement, we would be pleased to provide an electronic version in PDF format.
     Should any questions arise, please do not hesitate to contact me at +86-10-8567-5002 or my colleague, Li He, at +86-10-8567-5005.
     Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.
     Thank you for your time and attention.
Yours sincerely,
/s/ Howard Zhang
Howard Zhang
Enclosures

cc:	Tuo (Matthew) Zhang, Chief Executive Officer
Min (Jenny) Zhang, Chief Financial Officer
     China Lodging Group, Limited

John Wilde, Partner
Bonnie Zhang, Partner
     Deloitte Touche Tohmatsu CPA Ltd.

Chris Lin, Partner
Simpson Thacher & Bartlett LLP

Annex A

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

- "ADRs" are to the American depositary receipts that may evidence our ADSs;
- "ADSs" are to our American depositary shares, each representing four ordinary shares;
- "China" or the "PRC" are to the People's Republic of China, excluding, for purposes of this prospectus, Hong Kong, Macau and Taiwan;
- "Ordinary shares" are to our ordinary shares, par value US$0.0001 per share;
- "Series A preferred shares" are to our Series A convertible preferred shares, par value US$0.0001 per share;
- "Series B preferred shares" are to our Series B convertible redeemable preferred shares, par value US$0.0001 per share;
- "RMB" and "Renminbi" are to the legal currency of China;
- "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States; and
- "we," "us," "our company," "our," and "HanTing" refer to China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader, and unless otherwise indicated, conversions of RMB into U.S. dollars in this prospectus are based on the exchange rate set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the exchange rate, on December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. See "Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment" and "Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment" for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On March 8, 2010, the exchange rate was RMB6.8263 to US$1.00.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this prospectus contains statistical data extracted from two reports issued by Shanghai Inntie Hotel Management Consultant Co., Ltd., a PRC consulting and market research firm specializing in economy hotel business in the PRC. One report, publicly issued in March 2009, is titled *Analysis of Economy Hotel Customers' Future Demands*, which we refer to as the March 2009 Inntie Report in this prospectus. The other report, issued in October 2009 and subsequently amended, is titled *Analysis of Competition among Economy Hotel Chains in China*, which we refer to as the October 2009 Inntie Report in this prospectus. The October 2009 Inntie Report was commissioned by us for a fee that is more than nominal. Furthermore, this prospectus contains a ranking of China's top 20 cities, as measured by gross regional product in 2007, issued by the National Bureau of Statistics of China.

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Annex B

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our ADSs. You should carefully read this prospectus, including our financial statements and related notes beginning on page F-1, and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, especially the risks of investing in our ADSs, which we discuss under "Risk Factors."

Overview

We operate a leading economy hotel chain in China. According to the October 2009 Inntie Report, we achieved the highest revenues generated per available room, or RevPAR, and the highest occupancy rate in 2008 and for the first half of 2009, and the highest growth rate in terms of the number of hotel rooms during the period from January 1, 2007 to June 30, 2009, in each case among economy hotel chains in China with over 100 hotels or at least 10,000 hotel rooms.

We mainly utilize a lease-and-operate model, under which we directly operate hotels that are typically located in prime locations of selected cities. We also employ a franchise-and-manage model, under which we manage franchised hotels, to expand our network coverage. We apply a consistent standard and platform across all of our hotels. As of December 31, 2009, we had 173 leased-and-operated hotels and 63 franchised-and-managed hotels. In addition, as of the same date, we had 21 leased-and-operated hotels and 123 franchised-and-managed hotels under development.

We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, *HanTing Express Hotel*, targets knowledge workers and value-conscious travelers. Our premium product, *HanTing Seasons Hotel*, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, *HanTing Hi Inn*, serves budget-constrained travelers. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. We have received multiple awards, including "Most Favored Economy Hotel in 2008" by Traveler Magazine and "Most Suitable Economy Hotel for Business Travelers" by Qunar.com, one of the leading online travel search engines in China, in 2008. In 2009, approximately 68% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operation commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our total revenues grew from RMB249.4 million in 2007 to RMB1,333.9 million in 2009. We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. We had net income attributable to our company of RMB42.5 million in 2009.

Industry Background

The lodging industry in China consists of upscale luxury hotels such as four and five star hotels and other accommodations such as one, two and three star hotels and guest houses. The industry grew from approximately 237,800 hotels in 2003 to approximately 315,900 hotels in 2008, and 20.1 million rooms in 2003 to 27.3 million rooms in 2008, according to Euromonitor International.

The economy hotel industry in China, in particular the branded economy hotel chains, is at an early stage of development and presents tremendous growth opportunities. We believe that a number of key factors will continue to drive the strong growth of branded economy hotel chains:

- China's robust economic growth which drives overall travel and tourism industry;
- increasing domestic business travel, particularly with the growing importance of small and medium enterprises;

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We operate a leading economy hotel chain in China. According to the October 2009 Inntie Report, we achieved the highest revenues generated per available room, or RevPAR, and the highest occupancy rate in 2008 and for the first half of 2009, and the highest growth rate in terms of the number of hotel rooms during the period from January 1, 2007 to June 30, 2009, in each case among economy hotel chains in China with over 100 hotels or at least 10,000 hotel rooms.

We mainly utilize a lease-and-operate model, under which we directly operate hotels that are typically located in prime locations of selected cities. We also employ a franchise-and-manage model, under which we manage franchised hotels, to expand our network coverage. We apply a consistent standard and platform across all of our hotels. As of December 31, 2009, we had 173 leased-and-operated hotels and 63 franchised-and-managed hotels. In addition, as of the same date, we had 21 leased-and-operated hotels and 123 franchised-and-managed hotels under development.

We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, *HanTing Express Hotel*, targets knowledge workers and value-conscious travelers. Our premium product, *HanTing Seasons Hotel*, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, *HanTing Hi Inn*, serves budget-constrained travelers. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. We have received multiple awards, including "Most Favored Economy Hotel in 2008" by Traveler Magazine and "Most Suitable Economy Hotel for Business Travelers" by Qunar.com, one of the leading online travel search engines in China, in 2008. In 2009, approximately 68% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operation commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our total revenues grew from RMB249.4 million in 2007 to RMB1,333.9 million in 2009. We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. We had net income attributable to our company of RMB42.5 million in 2009.

Factors Affecting Our Results of Operations

General factors affecting our results of operations

Our results of operations are subject to general economic conditions and conditions affecting the lodging industry in general, which include, among others:

- *Changes in the national, regional or local economic conditions in China.* Our financial performance depends upon the demand for our products, which is closely linked to the general economy and sensitive to business and individual discretionary spending levels in China. While the lodging industry in China has benefited from the significant growth experienced by the PRC economy in recent years, the recent global financial crisis and economic slowdown in 2008 and 2009 have negatively affected business and consumer confidence and contributed to slowdowns

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BUSINESS

Overview

We operate a leading economy hotel chain in China. We achieved the highest revenues generated per available room, or RevPAR, and the highest occupancy rate in 2008 and for the first half of 2009, and the highest growth rate in terms of the number of hotel rooms during the period from January 1, 2007 to June 30, 2009, in each case among economy hotel chains in China with over 100 hotels or at least 10,000 hotel rooms, according to the October 2009 Inntie Report.

We mainly utilize a lease-and-operate model, under which we directly operate hotels that are typically located in prime locations of selected cities. We also employ a franchise-and-manage model, under which we manage franchised hotels, to expand our network coverage. We apply a consistent standard and platform across all of our hotels. As of December 31, 2009, we had 173 leased-and-operated hotels and 63 franchised-and-managed hotels. In addition, as of the same date, we had 21 leased-and-operated hotels and 123 franchised-and-managed hotels under development.

We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, *HanTing Express Hotel*, targets knowledge workers and value-conscious travelers. Our premium product, *HanTing Seasons Hotel*, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, *HanTing Hi Inn*, serves budget-constrained travelers. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. We have received multiple awards, including "Most Favored Economy Hotel in 2008" by Traveler Magazine and "Most Suitable Economy Hotel for Business Travelers" by Qunar.com, one of the leading online travel search engines in China, in 2008. In 2009, approximately 68% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operation commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our total revenues grew from RMB249.4 million in 2007 to RMB1,333.9 million in 2009. We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. We had net income attributable to our company of RMB42.5 million in 2009.

Our Strengths

We believe that the following strengths differentiate us from our competitors and have enabled us to capture a leading position in the rapidly growing economy hotel industry in China.

We have established a premium brand and achieved the highest RevPAR and occupancy rate

We believe the prime locations of our hotels and our high-quality products and consistent services have enabled us to develop a loyal customer base and establish a premium brand. We achieved the highest RevPAR and occupancy rate in 2008 and for the first half of 2009 among economy hotel chains in China with over 100 hotels or at least 10,000 hotel rooms, according to the October 2009 Inntie Report.

According to the March 2009 Inntie Report, the top hotel selection criterion for business travelers is location. We consider our ability to effectively address this consideration to be a key to our success and profitability. The majority of our hotels are located in China's economically more developed cities. In addition, we typically select central or highly accessible locations for our hotels which we believe give our customers easy access to business, shopping and entertainment facilities. For instance, as of December 31, 2009, approximately 50% of our hotels in Shanghai and 60% of our hotels in Beijing were located within Shanghai's Inner Circle Highway and Beijing's Third Ring Road, respectively, which are both generally considered central locations.

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